ABRAXAS PETROLEUM CORPORATION

25,234,467 shares
of Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 25,234,467 shares of our common stock by the selling stockholders named in this prospectus.  The selling stockholders may sell none, some or all of the shares offered by this prospectus.  We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus.  We will not receive any proceeds from any such sale by any selling stockholder.

Investing in our common stock involves risks.  Please carefully read the information under the headings “Forward-Looking Statements” on page ii and “Risk Factors” beginning on page 5 of this prospectus before you invest in our common stock.

Our common stock trades on The NASDAQ Stock Market under the symbol “AXAS.” On November 2, 2009, the closing price of our common stock on The NASDAQ Stock Market was $1.60.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is dated November 3, 2009

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.  You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.  You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process.  Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings.  This prospectus provides you with a general description of the securities which may be offered by the selling stockholders.  Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered.  That prospectus supplement may include additional risk factors or other special considerations applicable to those securities.  Any prospectus supplement may also add, update, or change information in this prospectus.  If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.  You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

FORWARD-LOOKING INFORMATION

We make forward-looking statements throughout this prospectus and the documents included or incorporated by reference in this prospectus.  Whenever you read a statement that is not simply a statement of historical fact (such as statements including words like “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “estimate,” “could,” “potentially” or similar expressions), you must remember that these are forward-looking statements, and that our expectations may not be correct, even though we believe they are reasonable.  The forward-looking information contained in this prospectus or in the documents included or incorporated by reference in this prospectus is generally located in the material set forth under the headings “Summary,” “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” but may be found in other locations as well.  These forward-looking statements generally relate to our plans and objectives for future operations and are based upon our management’s reasonable estimates of future results or trends.  The factors that may affect our expectations regarding our operations include, among others, the following:

•	our success in development, exploitation and exploration activities;

•	our ability to make planned capital expenditures;

•	declines in our production of oil and gas;

•	prices for oil and gas;

•	our ability to raise equity capital or incur additional indebtedness;

•	political and economic conditions in oil producing countries, especially those in the Middle East;

•	price and availability of alternative fuels;

•	our restrictive debt covenants;

•	our acquisition and divestiture activities;

•	weather conditions and events;

•	the proximity, capacity, cost and availability of pipelines and other transportation facilities;

•	results of our hedging activities; and

•	other factors discussed elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

Except as otherwise required by law, we disclaim any duty to update any forward-looking statements, all of which are qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.  See also “Where You Can Find More Information.”

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SUMMARY

This summary highlights selected information from this prospectus, but does not contain all information that may be important to you.  This prospectus includes specific terms of this offering, information about our business and financial data.  To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this entire prospectus, particularly the section entitled “Risk Factors,” our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, including the consolidated financial statements and the notes to those financial statements included in those reports, all of which are incorporated by reference herein.  The terms “Abraxas,” “we,” “us,” “our,” or the “Company,” refer to Abraxas Petroleum Corporation, together with its consolidated subsidiaries including Abraxas Merger Sub, LLC, or Merger Sub, and Abraxas Energy and its subsidiary Abraxas Operating, LLC, or Abraxas Operating.  References to “Abraxas Energy” or the “Partnership” mean Abraxas Energy Partners, L.P.  References to “Abraxas Petroleum” mean Abraxas Petroleum Corporation on a stand-alone basis.   We have provided definitions for some of the oil and gas industry terms used in this prospectus in the section entitled “Glossary of Terms.”

Our Business

We are an independent energy company primarily engaged in the development and production of oil and gas. Historically, we have grown through the acquisition and subsequent development and exploitation of producing properties, principally through the redevelopment of old fields utilizing new technologies such as modern log analysis and reservoir modeling techniques as well as 3-D seismic surveys, horizontal drilling and modern completion techniques. As a result of these activities, we believe that we have a number of development opportunities on our properties. In addition, we intend to expand upon our development activities with complementary exploration projects in our core areas of operation. Success in our development and exploration activities is critical in the maintenance and growth of our current production levels and associated reserves.

At December 31, 2008, we had 25,116 MBoe of estimated net proved reserves, of which 28% were oil, with a standardized measure of $152.0 million. Our net proved reserves as of December 31, 2008 were 54% proved developed and 46% proved undeveloped. At December 31, 2008, we owned an average working interest of 23.7% in 1,811 producing wells that produced 1,607 net MBoe during 2008. We have identified numerous drilling locations, of which 163 were classified as proved undeveloped as of December 31, 2008, which we believe provides us with a multi-year inventory of drilling opportunities.

Recent Developments

Merger Agreement

On June 30, 2009, Abraxas Petroleum and Abraxas Energy signed an Agreement and Plan of Merger, which we refer to as the Original Merger Agreement, pursuant to which Abraxas Energy agreed to merge with and into Abraxas Petroleum with Abraxas Petroleum surviving and on July 17, 2009, Abraxas Petroleum and Abraxas Energy signed an Amended and Restated Agreement and Plan of Merger, which we refer to as the Merger Agreement, pursuant to which Abraxas Energy agreed to merge with and into Merger Sub with Merger Sub surviving the merger as a wholly-owned subsidiary of Abraxas Petroleum. We refer to this merger as the Merger. Under the terms of the Merger Agreement, at the effective time of the Merger on October 5, 2009, which we refer to as the Effective Time, the common units of Abraxas Energy not owned by Abraxas Petroleum and its subsidiaries were converted into the right to receive 4.25 shares of Abraxas Petroleum common stock for each Abraxas Energy common unit not owned by Abraxas Petroleum or its subsidiaries. We issued a total of 26,174,061 shares of our common stock in the Merger, including 420,552 shares of restricted common stock issued in exchange for restricted units and phantom units of Abraxas Energy under the Abraxas Petroleum Corporation 2005 Long-Term Equity Incentive Plan, or LTIP.

Credit Facility

Simultaneous with the closing of the Merger, we entered into an amended and restated senior secured credit facility with Société Générale, as administrative agent and issuing lender, and certain other lenders, which we refer to as the new credit facility. In connection with the Merger, we borrowed approximately $145.0 million under our new credit facility, of which $135.0 million was borrowed under the revolving portion of the new credit facility and $10.0 million was borrowed under the term loan portion of the new credit facility, and we refinanced and amended and restated all of Abraxas Energy’s existing credit facilities into the new credit facility.

The revolving portion of the new credit facility has a maximum commitment of $300.0 million and availability under the revolving portion of the new credit facility will be subject to a borrowing base. The borrowing base under the new credit facility is currently $145.0 million and will be determined semi-annually by the lenders based upon our reserve reports, one of which must be prepared by our independent petroleum engineers and one of which may be prepared internally. The amount of the borrowing base will be calculated by the lenders based upon their valuation of our proved reserves utilizing these reserve reports and their own internal decisions. In addition, the lenders, in their sole discretion, will be able to make one additional borrowing base redetermination during any six-month period between scheduled redeterminations and we will be able to request one redetermination during any six-month period between scheduled redeterminations.  The lenders will also be able to make a redetermination in connection with any sales of producing properties with a market value of 5% or more of our then-current borrowing base and in connection with any hedge termination which could reduce the collateral value by 5% or more. Our borrowing base of $145.0 million was determined based upon our reserve report dated June 1, 2009. Our borrowing base can never exceed the $300.0 million maximum commitment amount.  Outstanding amounts under the revolving portion of the new credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.5%—2.75%, depending on the utilization of the borrowing base, or, if we elect, at the greater of (1) 2.0% and (2) LIBOR plus, in each case, 2.5%—3.75%, depending on the utilization of the borrowing base. At October 16, 2009, the interest rate on the revolving portion of the new credit facility was 5.75%.

We also borrowed $10.0 million under the term loan portion of the new credit facility at the closing of the Merger. Outstanding amounts under the term loan portion of the new credit facility are expected to bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 4.75%, or, if we elect, at the greater of (1) 2.0% and (2) LIBOR plus, in each case, 5.75%.  At October 16, 2009, the interest rate on the term loan portion of the new credit facility was 7.75%. The term loan portion of the new credit facility is subject to amortization beginning on January 31, 2010. The first amortization installment of $1.0 million is due on January 31, 2010 and the second amortization installment of $3.0 million is due on March 31, 2010; thereafter, a quarterly amortization installment of $2.0 million is due at the end of each quarter until the term loan is repaid. It is anticipated that the term loan will be repaid on or before December 31, 2010, after which, it may not be redrawn.

Subject to earlier termination rights and events of default, the stated maturity date of the new credit facility is October 5, 2012. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate the new credit facility and are able, from time to time, to permanently reduce the lenders’ aggregate commitment under the new credit facility in compliance with certain notice and dollar increment requirements.

Each of our subsidiaries (other than Canadian Abraxas Petroleum Corporation) has guaranteed our obligations under the new credit facility on a senior secured basis. Obligations under the new credit facility are secured by a first priority perfected security interest, subject to certain permitted encumbrances, in all of our and our subsidiary guarantors’ material property and assets.

Under the new credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements.  We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio as of the last day of each quarter, of not less than 2.50 to 1.00.  We are also required to maintain a total debt to EBITDAX ratio as of the last day of each quarter of not more than 4.50 to 1.00 for the quarter ending September 30, 2009 through the quarter ending September 30, 2010, and not more than 4.00 to 1.00 thereafter.  The current ratio is defined as the ratio of consolidated current assets to consolidated current liabilities.  For the purposes of this calculation, current assets include the portion of the borrowing base which is undrawn but excludes any cash deposited with or at the request of a counter-party to a hedging arrangement and any assets representing a valuation account arising from the application of SFAS 133 (which relates to derivative instruments and hedging activities) and SFAS 143 (which relates to asset retirement obligations) and current liabilities exclude the current portion of long-term debt and any liabilities representing a valuation account arising from the application of SFAS 133 and SFAS 143.  The coverage ratio is defined as the ratio of consolidated EBITDAX to consolidated interest expense for the four fiscal quarters ended on the calculation date after giving pro forma effect to the Merger. For the purposes of this calculation, EBITDAX is consolidated net income plus interest expense, oil and gas exploration expenses, taxes, depreciation, amortization, depletion and other non-cash charges including non-cash charges resulting from the application of SFAS 123R (which relates to stock-based compensation), SFAS 133 and SFAS 143 plus all realized net cash proceeds arising from the settlement or monetization of any hedge contracts or upon the termination of any hedge contract minus all non-cash items of income which were included in determining consolidated net income, including all non-cash items resulting from the application of SFAS 133 and SFAS 143. Interest expense includes total interest, letter of credit fees and other fees and expenses incurred in connection with any debt. The total debt to EBITDAX ratio is defined as the ratio of total debt to consolidated EBITDAX for the four fiscal quarters ended on the calculation date after giving pro forma effect to the Merger.  For the purposes of this calculation, total debt is the outstanding principal amount of debt, excluding debt associated with the office building, and obligations with respect to surety bonds and hedge arrangements.

The new credit facility also required that we enter into hedging arrangements for specified volumes, which equate to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2012 and 70% for 2013.

The following table sets forth our derivative contract position as of October 16, 2009:

	Fixed Price Swap
	OIL		GAS
Contract Periods	Daily Volume (Bbl)	Swap Price	Daily Volume (Mmbtu)	Swap Price
Q4 2009	1,355	$68.90	13,981	$4.50
2010	1,158	73.28	11,258	5.73
2011	1,035	76.61	9,580	6.52
2012	946	70.89	8,303	6.77
2013	705	80.79	5,962	6.84

In addition to the foregoing and other customary covenants, the new credit facility contains a number of covenants that, among other things, restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

The new credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities.

The Offering

In connection with the Merger, Abraxas Petroleum agreed within 120 days of the Effective Time, to file a registration statement relating to the resale of the shares of Abraxas Petroleum common stock issued in the Merger, which we refer to as the Registration Statement, pursuant to the Securities Act of 1933, as amended, and to use commercially reasonable efforts to cause the Registration Statement to become effective and to keep the Registration Statement effective until the earlier of (A) January 3, 2013 and (B) the date that all shares of Abraxas Petroleum common stock covered by this prospectus has been sold or otherwise transferred pursuant to a registration statement or otherwise.  As a result of Abraxas’ obligations in connection with the Merger, Abraxas has filed a registration statement, of which this prospectus is a part, for the resale of a total of 25,234,467 shares of its common stock.

In connection with the Merger, the former limited partners of Abraxas Energy party to a Voting, Registration Rights & Lock-Up Agreement (who beneficially own a total of 24,796,879 of the 26,174,061 shares of Abraxas Petroleum common stock issued in the Merger) agreed not to offer for sale, sell, pledge, or otherwise dispose of the

Abraxas Petroleum common stock received in the Merger for the 90-day period immediately following the Effective Time, which we refer to as the Lock-Up Period. Upon the expiration of the Lock-Up Period, one-third of the Abraxas Petroleum common stock held by these former Abraxas Energy unitholders will be unrestricted and freely-tradable, subject to applicable securities laws. From and after the date which is 12 months after the end of the Lock-Up Period, an additional one-third (or a total of two-thirds) of the Abraxas Petroleum common stock held by these former Abraxas Energy unitholders will become unrestricted and freely-tradable and after the expiration of a total of 24 months following the end of the Lock-Up Period, all remaining shares of the Abraxas Petroleum common stock held by these former Abraxas Energy unitholders will become unrestricted and freely-tradable.

Corporate Information

Abraxas was originally incorporated in Texas in 1977 and re-incorporated in Nevada in 1990 when it became a public company.  Abraxas’ common stock is listed on The NASDAQ Stock Market under the symbol “AXAS.” Abraxas’ principal offices are located at 18803 Meisner Drive, San Antonio, Texas 78258 and its telephone number is (210) 490-4788.  Abraxas’ internet address is www.abraxaspetroleum.com.

RISK FACTORS

Purchasers of shares of our common stock should carefully consider the following risk factors.  These risk factors should be considered in conjunction with the other information included or incorporated by reference in this prospectus, including those in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and any forward looking statements.

Risks Related to Our Business

We incurred substantial new indebtedness in order to close the Merger, which may adversely affect our cash flow and business operations.

In connection with closing the Merger, we incurred a total of $145.0 million of indebtedness under the new credit facility which was used to refinance all of Abraxas Energy’s and Abraxas Petroleum’s outstanding indebtedness under their existing credit facilities and pay certain fees and expenses related to the Merger. Immediately prior to the Merger, Abraxas Energy had outstanding indebtedness of $135.0 million and Abraxas Petroleum had outstanding indebtedness of $5.9 million, for a total of $140.9 million, excluding the mortgage on our office building.

Our future indebtedness could have important consequences to us, including:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
covenants contained in our new credit facility and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•
we may need a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

•	our level of debt will make us more vulnerable to competitive pressures or a downturn in our business or the economy generally, than our competitors with less debt.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional debt or equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

A breach of the terms and conditions of the new credit facility, including the inability to comply with the required financial covenants, could result in an event of default. If an event of default occurs (after any applicable notice and cure periods), the lenders would be entitled to terminate any commitment to make further extensions of credit under the new credit facility and to accelerate the repayment of amounts outstanding (including accrued and unpaid interest and fees).  Upon a default under the new credit facility, the lenders could also foreclose against any collateral securing such obligations, which may be all or substantially all of our assets.  If that occurred, we may not be able to continue to operate as a going concern.

We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.

We must make capital expenditures to develop our existing reserves and to discover new reserves.  Historically, we have financed our capital expenditures primarily with cash flow from operations, borrowings under credit facilities, sales of producing properties, and sales of debt and equity securities and we expect to continue to do so in the future.  We cannot assure you that we will have sufficient capital resources in the future to finance all of our planned capital expenditures.

Volatility in oil and gas prices, the timing of our drilling programs and drilling results will affect our cash flow from operations.  Lower prices and/or lower production will also decrease revenues and cash flow, thus reducing the amount of financial resources available to meet our capital requirements, including reducing the amount available to pursue our drilling opportunities.  If our cash flow from operations does not increase as a result of planned capital expenditures, a greater percentage of our cash flow from operations will be required for debt service and operating expenses and our planned capital expenditures would, by necessity, be decreased.

The borrowing base under our new credit facility will be determined from time to time by the lenders.  Reductions in estimates of oil and gas reserves could result in a reduction in the borrowing base, which would reduce the amount of financial resources available under the new credit facility to meet our capital requirements.  Such a reduction could be the result of lower commodity prices and/or production, inability to drill or unfavorable drilling results, changes in oil and gas reserve engineering, the lenders’ inability to agree to an adequate borrowing base or adverse changes in the lenders’ practices regarding estimation of reserves.

If cash flow from operations or our borrowing base decrease for any reason, our ability to undertake exploration and development activities could be adversely affected.  As a result, our ability to replace production may be limited.  In addition, if the borrowing base under the new credit facility is reduced, we would be required to reduce our borrowings under the new credit facility so that such borrowings do not exceed the borrowing base.  This could further reduce the cash available to us for capital spending and, if we did not have sufficient capital to reduce our borrowing level, we may be in default under the new credit facility.

We have sold producing properties to provide us with liquidity and capital resources in the past and we may do so in the future.  After any such sale, we would expect to utilize the proceeds to drill new wells on our remaining properties.  If we cannot replace the production lost from properties sold with production from the remaining properties, our cash flow from operations will likely decrease, which in turn, would decrease the amount of cash available for additional capital spending.

We may be unable to acquire or develop additional reserves, in which case our results of operations and financial condition would be adversely affected.

Our future oil and gas production, and therefore our success, is highly dependent upon our ability to find, acquire and develop additional reserves that are profitable to produce.  The rate of production from our oil and gas properties and our proved reserves will decline as our reserves are produced.  Unless we acquire additional properties containing proved reserves, conduct successful development and exploration activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, we cannot assure you that our exploration and development activities will result in increases in our proved reserves.  Approximately 92% of the estimated ultimate recovery of our proved developed producing reserves as of December 31, 2008 had been produced.  Based on the reserve information set forth in our reserve report as of December 31, 2008, our average annual estimated decline rate for our net proved developed producing reserves is 11% during the first five years, 8% in the next five years, and approximately 8% thereafter.  These rates of decline are estimates and actual production declines could be materially higher.  While we have had some success in finding, acquiring and developing additional reserves, we have not always been able to fully replace the production volumes lost from natural field declines and prior property sales.  For example, in 2006, we replaced only 7% of the reserves we produced.  As our proved reserves and consequently our production decline, our cash flow from operations, and the amount that we are able to borrow under our new credit facility will also decline.  In addition, approximately 46% of our total estimated proved reserves at December 31, 2008 were classified as undeveloped.  By their nature, estimates of undeveloped reserves are less certain.  Recovery of such reserves will require significant capital expenditures and successful drilling operations.  Even if we are successful in our development efforts, it could take several years for a significant portion of these undeveloped reserves to generate positive cash flow.

We may not find any commercially productive oil and gas reservoirs.

We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our capital investment.  Drilling for oil and gas may be unprofitable.  Dry holes and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable.  The inherent risk of not finding commercially productive reservoirs will be compounded by the fact that 46% of our total estimated proved reserves as of December 31, 2008 were classified as undeveloped.  By their nature, estimates of undeveloped reserves are less certain.  Recovery of such reserves will require significant capital expenditures and successful drilling operations.  In addition, our properties may be susceptible to drainage from production by other operations on adjacent properties.  If the volume of oil and gas we produce decreases, our cash flow from operations will decrease.

Our drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors that are beyond our control or not covered by insurance.

Our drilling operations are subject to a number of risks, including:

•	unexpected drilling conditions;

•	facility or equipment failure or accidents;

•	shortages or delays in the availability of drilling rigs, equipment and crews;

•	adverse weather conditions;

•	title problems;

•	unusual or unexpected geological formations;

•	pipeline ruptures;

•	fires, blowouts and explosions; and

•	uncontrollable flows of oil or gas or well fluids.

Any of these events could adversely affect our ability to conduct operations or cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution or other environmental, contamination, loss of wells, regulatory penalties, suspension of operations, and attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

We maintain insurance against some but not all of these risks.  Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented.  Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.  The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

Our new credit facility contains a number of significant covenants that, among other things, limit our ability to:

•	incur or guarantee additional indebtedness and issue certain types of preferred stock or redeemable stock;

•	transfer or sell assets;

•	create liens on assets;

•
pay dividends or make other distributions on capital stock or make other restricted payments, including repurchasing, redeeming or retiring capital stock or subordinated debt or making certain investments or acquisitions;

•	engage in transactions with affiliates;

•	guarantee other indebtedness;

•	make any change in the principal nature of our business;

•	permit a change of control; or

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, our new credit facility requires us to maintain compliance with specified financial covenants.  Our ability to comply with these covenants may be adversely affected by events beyond our control, and we cannot assure you that we can maintain compliance with these covenants.  These financial covenants could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary or desirable business activities.

A breach of any of these covenants could result in a default under our new credit facility.  A default, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable.  If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it.  Even if new financing were then available, it may not be on terms that are acceptable or favorable to us.

The marketability of our production depends largely upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities.

The marketability of our production depends in part upon processing and transportation facilities.  Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to such facilities or due to such space being utilized by other companies with priority transportation agreements.  Our access to transportation options can also be affected by U.S. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand.  These factors and the availability of markets are beyond our control.  If market factors dramatically change, the financial impact on us could be substantial and adversely affect our ability to produce and market oil and gas.

An increase in the differential between NYMEX and the reference or regional index price used to price our oil and gas would reduce our cash flow from operations.

Our oil and gas is priced in the local markets where it is produced based on local or regional supply and demand factors.  The prices we receive for our oil and gas are typically lower than the relevant benchmark prices, such as NYMEX.  The difference between the benchmark price and the price we receive is called a differential.  Numerous factors may influence local pricing, such as refinery capacity, pipeline capacity and specifications, upsets in the midstream or downstream sectors of the industry, trade restrictions and governmental regulations.  Additionally, insufficient pipeline capacity, lack of demand in any given operating area or other factors may cause the differential to increase in a particular area compared with other producing areas.  For example, production increases from competing Canadian and Rocky Mountain producers, combined with limited refining and pipeline capacity in the Rocky Mountain area, have gradually widened differentials in this area.

During 2008, differentials averaged $7.07 per Bbl of oil and $1.30 per Mcf of gas.  Approximately 39% of our production during 2008 was from the Rocky Mountain and Mid-Continent regions.  Historically, these regions have experienced wider differentials than our Permian Basin and Gulf Coast properties.  As the percentage of our production from the Rocky Mountain and Mid-Continent regions increases, we expect that our price differentials will also increase.  Increases in the differential between the benchmark prices for oil and gas and the wellhead price we receive could significantly reduce our revenues and our cash flow from operations.

Our derivative contract activities could result in financial losses or could reduce our cash flow.

To achieve more predictable cash flow and reduce our exposure to adverse fluctuations in the prices of oil and gas and to comply with the requirements under our new credit facility, we enter into derivative contracts, which we sometimes refer to as hedging arrangements, for a significant portion of our oil and gas production that could result in both realized and unrealized derivative contract losses.  We have entered into NYMEX-based fixed price commodity swap arrangements on approximately 85% of the oil and gas production from our estimated net proved developed producing reserves through December 31, 2012 and 70% for 2013 in order to comply with the requirements of our new credit facility.   Any new hedging arrangements will be priced at then-current market prices and may be significantly lower than the commodity swaps we currently have in place.  The extent of our commodity price exposure will be related largely to the effectiveness and scope of our commodity price derivative contract activities.  For example, the prices utilized in our derivative instruments are currently NYMEX-based, which may differ significantly from the actual prices we receive for oil and gas which are based on the local markets where oil and gas are produced.  The prices that we receive for our oil and gas production are typically lower than the relevant benchmark prices that are used for calculating commodity derivative positions.  The difference between the benchmark price and the price we receive is called a differential.  As a result, our cash flow could be affected if the basis differentials widen more than we anticipate.  For more information see “—An increase in the differential between NYMEX and the reference or regional index price used to price our oil and gas would reduce our cash flow from operations.” We currently do not have any basis differential hedging arrangements in place.  Our cash flow could also be affected based upon the levels of our production.  If production is higher than we estimate, we will have greater commodity price exposure than we intended.  If production is lower than the nominal amount that is subject to our hedging arrangements, we may be forced to satisfy all or a portion of our hedging arrangements without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial reduction in cash flows.

If the prices at which we hedge our oil and gas production are less than current market prices, our cash flow from operations could be adversely affected.

When our derivative contract prices are higher than market prices, we will incur realized and unrealized gains on our derivative contracts and when contract prices are lower than market prices, we will incur realized and unrealized losses.  For the year ended December 31, 2008, we recognized a realized loss on oil and gas derivative contracts of $9.3 million and an unrealized gain of $40.5 million.  The realized loss resulted in a decrease in cash flow from operations.  We expect to continue to enter into similar hedging arrangements in the future to reduce our cash flow volatility.  On July 29, 2009, we entered into hedging arrangements for specified volumes, which equate to approximately 85% of the estimated oil and gas production from our proved developed producing reserves through December 31, 2012 and 70% for 2013.

We cannot assure you that the derivative contracts that we have entered into, or will enter into, will adequately protect us from financial loss in the future due to circumstances such as:

•	highly volatile oil and gas prices;

•	our production being less than expected; or

•	a counterparty to one of our hedging transactions defaulting on its contractual obligations.

Lower oil and gas prices increase the risk of ceiling limitation write-downs.

We use the full cost method to account for our oil and gas operations.  Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties.  Under full cost accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%.  If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings.  This is called a “ceiling limitation write-down.” This charge does not impact cash flow from operating activities, but does reduce our stockholders’ equity and earnings.  The risk that we will be required to write-down the carrying value of oil and gas properties increases when oil and gas prices are low.  In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves.  An expense recorded in one period may not be reversed in a subsequent period even though oil and gas prices may have increased the ceiling applicable to the subsequent period.

At December 31, 2008, our net capitalized costs of oil and gas properties exceeded the present value of our estimated proved reserves by $116.4 million resulting in a write-down of $116.4 million.  We cannot assure you that we will not experience additional ceiling limitation write-downs in the future.

Use of our net operating loss carryforwards may be limited.

At December 31, 2008, we had, subject to the limitation discussed below, $194.4 million of net operating loss carryforwards for U.S. tax purposes.  These loss carryforwards will expire in varying amounts through 2028 if not otherwise used.

The use of our net operating loss carryforwards may be limited if an “ownership change” of over 50 percentage points occurs during any three-year period.  Based on current estimates, we believe that we have not surpassed this threshold.  With respect to any remaining net operating loss carryforwards following the Merger, it is feasible that even a modest change of ownership (including, but not limited to, a shift in common stock ownership by one reasonably large stockholder or any offering of common stock) during the three-year period following the Merger could trigger a significant limitation of the amount of such net operating loss carryforwards available to offset future taxable income.

Additionally, uncertainties exist as to the future utilization of the operating loss carryforwards under the criteria set forth under FASB Statement No. 109.  Therefore, we have established a valuation allowance of $66.9 million for deferred tax assets at December 31, 2006, $47.2 million at December 31, 2007 and $60.8 million at December 31, 2008.

We depend on our Chairman, President and CEO and the loss of his services could have an adverse effect on our operations.

We depend to a large extent on Robert L.G. Watson, our Chairman of the Board, President and Chief Executive Officer, for our management and business and financial contacts.  Mr. Watson may terminate his employment agreement with us at any time on 30 days notice, but, if he terminates without cause, he would not be entitled to the severance benefits provided under the terms of that agreement.  Mr. Watson is not precluded from working for, with or on behalf of a competitor upon termination of his employment with us.  If Mr. Watson were no longer able or willing to act as our Chairman, the loss of his services could have an adverse effect on our operations.

Risks Related to Our Industry

Market conditions for oil and gas, and particularly volatility of prices for oil and gas, could adversely affect our revenue, cash flows, profitability and growth.

Our revenue, cash flows, profitability and future rate of growth depend substantially upon prevailing prices for oil and gas.  Gas prices affect us more than oil prices because 65% of our production and 72% of our reserves were gas at December 31, 2008.  Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital.  Lower prices may also make it uneconomical for us to increase or even continue current production levels of oil and gas.

Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of other factors beyond our control, including:

•	changes in foreign and domestic supply and demand for oil and gas;

•	political stability and economic conditions in oil producing countries, particularly in the Middle East;

•	general economic conditions;

•	domestic and foreign governmental regulation; and

•	the price and availability of alternative fuel sources.

The current global recession has had a significant impact on commodity prices and our operations.  If commodity prices remain depressed, our revenues, profitability and cash flow from operations may decrease which could cause us to alter our business plans, including reducing our drilling activities.

Estimates of proved reserves and future net revenue are inherently imprecise.

The process of estimating oil and gas reserves is complex involving decisions and assumptions in evaluating the available geological, geophysical, engineering and economic data.  Accordingly, these estimates are imprecise.  Actual future production, oil and gas prices, revenues, taxes, capital expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from those estimated.  Any significant variance could materially affect the estimated quantities and present value of our reserves set forth or incorporated by reference in this prospectus.  In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control.

The estimates of our reserves are based upon various assumptions about future production levels, prices and costs that may not prove to be correct over time.  In particular, estimates of oil and gas reserves, future net revenue from proved reserves and the PV-10 thereof for our oil and gas properties are based on the assumption that future oil and gas prices remain the same as oil and gas prices at December 31, 2008.  The sales prices as of such date used for purposes of such estimates were $4.77 per Mcf of gas and $41.84 per Bbl of oil.  This compares with $6.33 per Mcf of gas and $87.30 per Bbl of oil as of December 31, 2007.  These estimates also assume that we will make future capital expenditures of approximately $134.1 million in the aggregate primarily from 2009 through 2014, which are necessary to develop and realize the value of proved undeveloped reserves on our properties.  In addition, approximately 46% of our total estimated proved reserves as of December 31, 2008 were classified as undeveloped.  By their nature, estimates of undeveloped reserves are less certain than proved developed reserves.  Any significant variance in actual results from these assumptions could also materially affect the estimated quantity and value of our reserves set forth or incorporated by reference in this prospectus.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves.  Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, which could adversely affect our business, results of operations and financial condition.

As required by SEC regulations, we base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of the estimate.  However, actual future net cash flows from our properties will be affected by factors such as:

•	supply of and demand for oil and gas;

•	actual prices we receive for oil and gas;

•	our actual operating costs;

•	the amount and timing of our capital expenditures;

•	the amount and timing of actual production; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of our properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value.  In addition, the 10% discount factor we use when calculating discounted future net cash flow, which is required by the SEC, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.  Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to the numerous risks of oil and gas drilling and production activities.

Our oil and gas drilling and production activities are subject to numerous risks, many of which are beyond our control.  These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards.  Environmental hazards include oil spills, gas leaks, ruptures and discharges of toxic gases.  In addition, title problems, weather conditions and mechanical difficulties or shortages or delays in delivery of drilling rigs and other equipment could negatively affect our operations.  If any of these or other similar industry operating risks occur, we could have substantial losses.  Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.  In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above.  We cannot assure you that our insurance will be adequate to cover losses or liabilities.  Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

We operate in a highly competitive industry which may adversely affect our operations.

We operate in a highly competitive environment.  The principal resources necessary for the exploration and production of oil and gas are leasehold prospects under which oil and gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of oil and gas operations.  We must compete for such resources with both major oil and gas companies and independent operators.  Many of these competitors have financial and other resources substantially greater than ours.  Although we believe our current operating and financial resources are adequate to preclude any significant disruption of our operations in the immediate future, we cannot assure you that such resources will be available to us.

The unavailability or high cost of drilling rigs, equipment, supplies, insurance, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there could be a shortage of drilling rigs, equipment, supplies, insurance or qualified personnel.  During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater.  In addition, the demand for, and wages of, qualified drilling rig crews rise as the number of active rigs in service increases.  When oil and gas prices are high, the demand for oilfield services rises and the cost of these services increases.

Our oil and gas operations are subject to various Federal, state and local regulations that materially affect our operations.

Matters regulated include permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells and unitization and pooling of properties and taxation.  At various times, regulatory agencies have imposed price controls and limitations on production.  In order to conserve supplies of oil and gas, these agencies have restricted the rates of flow from oil and gas wells below actual production capacity.  Federal, state and local laws regulate production, handling, storage, transportation and disposal of oil and gas, by-products from oil and gas and other substances and materials produced or used in connection with oil and gas operations.  To date, our expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant.  We believe that we are in substantial compliance with all applicable laws and regulations.  However, the requirements of such laws and regulations are frequently changed.  We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.

Risks Related to Our Common Stock

Future issuance of additional shares of common stock could cause dilution of ownership interests and adversely affect the stock price.

We are currently authorized to issue 200,000,000 shares of common stock with such rights as determined by our board of directors.  We may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interests of current stockholders.  The potential issuance of any such additional shares of common stock may create downward pressure on the trading price of our common stock.  We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes.  Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We do not pay dividends on common stock.

We have never paid a cash dividend on our common stock and the terms of the new credit facility prohibit us from paying dividends on our common stock.

Shares eligible for future sale may depress our stock price.

At October 16, 2009, we had 76,083,117 shares of common stock outstanding of which 5,333,269 shares were held by affiliates and, in addition, 4,235,144 shares of common stock were subject to outstanding options granted under stock option plans (of which 2,102,874 shares were vested at October 16, 2009).

All of the shares of common stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act of 1933, as amended.  The shares of common stock issuable upon exercise of stock options have been registered under the Securities Act.  Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

The price of our common stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded on The NASDAQ Stock Market.  The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

•	fluctuations in commodity prices;

•	variations in results of operations;

•	legislative or regulatory changes;

•	general trends in the industry;

•	market conditions; and

•	analysts’ estimates and other events in the oil and gas oil industry.

We may issue shares of preferred stock with greater rights than our common stock.

Subject to the rules of The NASDAQ Stock Market, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our common stock.  Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than our common stock.

Anti-takeover provisions could make a third party acquisition of Abraxas difficult.

Our articles of incorporation and bylaws provide for a classified board of directors, with each member serving a three-year term, and eliminate the ability of stockholders to call special meetings or take action by written consent.  Each of the provisions in the articles of incorporation and bylaws could make it more difficult for a third party to acquire Abraxas without the approval of its board.  In addition, the Nevada corporate statute also contains certain provisions that could make an acquisition by a third party more difficult.

An active market may not continue for our common stock and we could face de-listing if our stock price declines.

Our common stock is quoted on The NASDAQ Stock Market.  While there are currently three market makers in our common stock, these market makers are not obligated to continue to make a market in our common stock.  In this event, the liquidity of our common stock could be adversely impacted and a stockholder could have difficulty obtaining accurate stock quotes.  If our stock price declines and remains below $1.00 per share for an extended period of time, we could be de-listed from The NASDAQ Stock Market as the minimum threshold for a continued listing is $1.00 per share.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the selling stockholders.  See “Selling Stockholders.”  We will not receive any proceeds from these sales of shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share.

As of October 16, 2009, there were 76,083,117 shares of Abraxas common stock issued and outstanding.  Holders of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors.  Holders of our common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

Holders of our common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available for that purpose.

Under the terms of our new credit facility, we are prohibited from paying dividends on shares of our common stock.  In the event of liquidation, holders of our common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of preferred stock.  All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series.  The board of directors is authorized, without any further action by the stockholders, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof.  The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Option Plans

The LTIP authorizes us to grant incentive stock options, non-qualified stock options and shares of restricted stock to our executive officers, as well as to all of our employees.  Option grants generally have a term of 10 years and vest in equal increments over 4 years.  Restricted stock grants vest in accordance with each individual grant agreement.  Vesting is accelerated in certain events such as a change of control.  A total of 5,200,000 shares of Abraxas common stock are currently reserved under the LTIP, subject to adjustment following certain events, such as stock splits.

Pursuant to Abraxas Petroleum’s 2005 Director Plan, we also grant non-qualified stock options and restricted stock to non-employee directors.  This plan is administered by our compensation committee and provides that each year, at the first regular meeting of the board of directors immediately following our annual stockholder’s meeting, each non-employee director shall be granted or issued awards of 10,000 shares of our common stock, for participation in board and committee meetings during the previous calendar year.  We also pay each director’s annual retainer fee, which is currently $12,000, in shares of restricted stock pursuant to the 2005 Director Plan.  The number of shares issued to each non-employee director is calculated each quarter by dividing one-quarter of the then-established annual retainer fee by the closing price of our common stock on the date of each quarterly board meeting.  Fractional shares are not issued; therefore, any shortfall of the then-established annual retainer fee will be paid in cash after the last quarterly board meeting of each year.  Any non-employee director who leaves the board during the calendar year is not eligible for any restricted stock awards after leaving the board.

The compensation committee also administers our 1993 Key Contributor Stock Option Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, each of which is now expired, but under which we previously granted restricted stock, incentive stock options and non-qualified stock options as permitted by such plans.

The following table sets forth the number of options issued and outstanding, the amount of those options outstanding that are fully vested and the average exercise price per share of such options under the LTIP, the 2005 Director Plan, 1993 Key Contributor Stock Option Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, as of December 31, 2008, as well as pursuant to the individual option agreements:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	1,967,526	$3.14	1,503,072
Equity compensation plans not approved by security holders	422,252	$1.29	―

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms.  As a result, approximately one-third of the board of directors will be elected each year.  The articles of incorporation and bylaws provide that the board of directors will consist of not less than three or more than twelve members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office.  The board of directors, and not the stockholders, has the authority to determine the number of directors.  This provision could prevent any stockholder from obtaining majority representation on the Abraxas board by enlarging the board of directors and by filling the new directorships with the stockholder’s own nominees.  In addition, directors may be removed by the stockholders only for cause.

Our articles of incorporation and bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board, the President or a majority of the members of the board of directors.  This provision may make it more difficult for stockholders to take actions opposed by the board of directors.

Our articles of incorporation and bylaws provide that any action required to be taken or which may be taken by holders of our common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders.  These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above.  The provisions of the articles of incorporation and bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of Abraxas from using the written consent procedure to take stockholder action and taking action by consent without giving all of our stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

Chapter 78 of the Nevada Revised Statutes, which we refer to as the Nevada GCL, contains two provisions, described below as “Combination Provisions” and the “Control Share Act,” that may make the unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions more difficult.

Restrictions on Certain Combinations between Nevada Resident Corporations and Interested Stockholders

The Nevada GCL includes certain provisions (the “Combination Provisions”) prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock.  There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder’s date of acquiring shares.  The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto or timely elected against their application in its bylaws no later than October 31, 1991.  Our articles of incorporation and bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.

Nevada Control Share Act

Nevada Revised Statutes 78.378 through 78.3793, inclusive, which we refer to as the Control Share Act, imposes procedural hurdles on and curtails greenmail practices of corporate raiders.  The Control Share Act temporarily disenfranchises the voting power of “control shares” of a person or group (“Acquiring Person”) purchasing a “controlling interest” in an “issuing corporation” (as defined in the Nevada GCL) not opting out of the Control Share Act.  In this regard, the Control Share Act will apply to an “issuing corporation” unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable.  Our articles of incorporation and bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

Under the Control Share Act, an “issuing corporation” is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated company.  Our status at the time of the occurrence of a transaction governed by the Control Share Act (assuming that our articles of incorporation or bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.

The Control Share Act requires an Acquiring Person to take certain procedural steps before such Acquiring Person can obtain the full voting power of the control shares.  “Control shares” are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a “controlling interest,” and (2) acquired within 90 days immediately preceding that date.  A “controlling interest” is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation.  The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as “interested stockholders” (as defined below).

To obtain voting rights in control shares, the Acquiring Person must file a statement at the registered office of the issuer (“Offeror’s Statement”) setting forth certain information about the acquisition or intended acquisition of stock.  The Offeror’s Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the Acquiring Person.  A special stockholders’ meeting must then be held at the Acquiring Person’s expense within 30 to 50 days after the Offeror’s Statement is filed.  If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.

At the special or annual meeting at which the issue of voting rights of control shares will be addressed, “interested stockholders” may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise.  Our articles of incorporation do not currently contain a provision allowing for such voting power.

If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a “dissenter’s notice” advising them of the fact and of their right to receive “fair value” for their shares.  Our articles of incorporation and bylaws do not provide otherwise.  By the date set in the dissenter’s notice, which may not be less than 30 or more than 60 days after the dissenter’s notice is delivered, any such stockholder may demand to receive from the corporation the “fair value” for all or part of his shares.  “Fair value” is defined in the Control Share Act as “not less than the highest price per share paid by the Acquiring Person in an acquisition.”

The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) if the Acquiring Person fails to deliver the Offeror’s Statement to the corporation within 10 days after the Acquiring Person’s acquisition of the control shares; or (2) an Offeror’s Statement is delivered, but the control shares are not accorded full voting rights by the stockholders.  Our articles of incorporation and bylaws do not address this matter.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDERS

We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.  The following table sets forth:

•	the name of each selling stockholder,

•	the number and percent of shares of our common stock that each selling stockholder beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of the common stock that may be offered for resale for the account of each selling stockholder under this prospectus, and

•
the number and percent of shares of the common stock to be beneficially owned by each selling stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by each selling stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus.  We do not know how long each selling stockholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the stockholders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by each selling stockholder listed below.

This table is prepared solely based on information supplied to us by the listed selling stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.

Name	Shares of Common Stock Beneficially Owned Prior to the Offering	Percentage	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering	Percentage
Lehman Brothers MLP Opportunity Fund L.P. (1)	5,190,329	6.8%	5,190,329	—	—
Citigroup Global Markets, Inc. (2)	5,190,329	6.8%	5,190,329	—	—
Sean Shi (2)	5,190,329	6.8%	5,190,329	—	—
Third Point Partners LP (3)	2,490,359	3.3%	2,490,359	—	—
Third Point Partners Qualified LP (3)	2,310,695	3.0%	2,310,695	—	—
Third Point LLC (3)	4,801,054	6.3%	4,801,054	—	—
Daniel S. Loeb (3)	4,801,054	6.3%	4,801,054	—	—
Fiduciary/Claymore MLP Opportunity Fund (4)	2,270,770	3.0%	2,270,770	—	—
Valley Energy Investment Fund U.S., L.P. (5)	3,633,231	4.8%	3,633,231	—	—
Tortoise Capital Resources Corporation (6)	1,946,376	2.6%	1,946,376	—	—
Martin B. Perlman Associates (7)	187,042	*	187,042	—	—
MEDDS III (7)	228,280	*	228,280	—	—
Martin Perlman (7)	415,322	*	415,322	—	—

Leonard Greenberg IRA (8)	51,442	*	51,442	—	—
Leonard Greenberg Roth IRA (8)	442	*	442	—	—
Leonard Greenberg (8)	51,884	*	51,884	—	—
Hartz Capital Investments, LLC (9)	1,297,584	1.7%	1,297,584	—	—
Edward J. Stern (9)	1,297,584	1.7%	1,297,584	—	—
Ronald J. Bangs (9)	1,297,584	1.7%	1,297,584	—	—
Jonathan B. Schindel (9)	1,297,584	1.7%	1,297,584	—	—
Frey Living Trust (10)	151,300	*	151,300	—	—
Philip Frey (10)	151,300	*	151,300	—	—
Houghton Dental Corporation Profit Sharing Plan (11)	40,256	*	40,256	—	—
Geraldine Houghton (11)	40,256	*	40,256	—	—
Robert W. Finley (12)	68,000	*	68,000	—	—
Petker Charitable Remainder Trust (13)	75,862	*	75,862	—	—
Herman Petker (13)	75,862	*	75,862	—	—
Beverly Petker (13)	75,862	*	75,862	—	—
Greg and Leslie Otto (14)	30,600	*	30,600	—	—
Jim Loeffelbein (15)	42,075	*	42,075	—	—
Coal Creek Energy, LLC (16)	29,495	*	29,495	—	—
John Loeffelbein (16)	29,495	*	29,495	—	—

* Less than 1%
______________

(1)
The address of Lehman Brothers MLP Opportunity Fund L.P. is 1271 Avenue of the Americas, New York, NY 10020. Lehman Brothers MLP Opportunity Fund L.P.’s general partner is an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc., a company filing reports with the SEC.

(2)
Sean Shi in his capacity as director has voting and investment control over the shares held by Citigroup Global Markets, Inc.  Mr. Shi disclaims beneficial ownership of all of such shares.  The address of Citigroup Global Markets, Inc. is 390 Greenwich Street, 3rd Floor, New York, NY 10013.  Citigroup Global Markets, Inc. is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD.  Citigroup Global Markets, Inc. (i) purchased the securities for its own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing any transaction in violation of securities laws and (ii) at the time of purchase, Citigroup Global Markets, Inc. did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the securities purchased.

(3)
Third Point LLC and Daniel S. Loeb in his capacity as the CEO of Third Point LLC have voting and investment control over the shares held by Third Point Partners LP and Third Point Partners Qualified LP.  Third Point LLC is the investment advisor for Third Point Partners LP and Third Point Partners Qualified LP.  The address of Third Point LLC is 390 Park Avenue, 18th Floor, New York, NY 10022.

(4)
Pursuant to investment advisory agreements entered into with Fiduciary/Claymore MLP Opportunity Fund, Fiduciary Asset Management, LLC. (FAMCO) holds voting and dispositive power with respect to the shares held by such stockholders. The investment committee of FAMCO is responsible for the investment management of the stockholders’ portfolio. As of June 30, 2009, the investment committee of FAMCO is comprised of Charles D. Walbrandt, Wiley D. Angell, Joseph E. Gallagher, James J. Cunnane, Jr., Mohammed Riad, Timothy Swanson, Quinn T. Kiley, Katherine K. Dienner, William N. Adams, Benjamin Armstrong, Kirk F. McDonald and Michael H. Helgeson, each of whom disclaims beneficial ownership of the shares held by Fiduciary/Claymore MLP Opportunity Fund except to the extent of such person’s pecuniary interest therein. The stockholders corresponding to this footnote have each represented that (i) it purchased the securities for the stockholder’s own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing such securities in any transaction in violation of securities laws and (ii) at the time of purchase, the stockholder did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities. Piper Jaffray Companies, an affiliate of Fiduciary/Claymore MLP Opportunity Fund is a member of the FINRA. The address of Fiduciary/Claymore MLP Opportunity Fund is 8235 Forsyth, Suite 700, St. Louis, MO 63105.

(5)
An investment committee composed of employees of Merrill Lynch & Co., a member of the FINRA, or its affiliates, whose members may change from time to time, has voting and investment control over the shares held by Valley Energy Investment Fund U.S., L.P. The address of Valley Energy Investment Fund U.S., L.P. is c/o Merrill Lynch Commodity Partners, 20 East Greenway Plaza Suite 950, Houston, TX 77046.

(6)
Pursuant to investment advisory agreements entered into with Tortoise Capital Resources Corporation, Tortoise Capital Advisors, L.L.C. (“TCA”) holds voting and dispositive power with respect to the shares held by the stockholder. The investment committee of TCA is responsible for the investment management of the stockholder’s portfolio. The investment committee is comprised of H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack and David J. Schulte, each of whom disclaim beneficial ownership of the shares held by Tortoise Capital Resources Corporation except to the extent of such person’s pecuniary interest therein. The address of Tortoise Capital Resources Corporation is 11550 Ash Street, Suite 300, Leawood, KS 66211.

(7)
Martin Perlman, in his capacity as portfolio manager, has voting and investment control over the shares held by Martin B. Perlman Associates and MEDDS III. The address of Martin B. Perlman Associates and MEDDS III is 539 Durie Avenue, Closter, NJ 07624.

(8)	Leonard Greenberg has the power to vote or dispose of the shares held in Leonard Greenberg IRA and Leonard Greenberg Roth IRA. The address of Leonard Greenberg is 539 Durie Avenue, Closter, NJ 07624.

(9)
Edward J. Stern, Ronald J. Bangs and Jonathan B. Schindel, in their capacity as officers of Hartz Capital, Inc., which is the sole manager of Hartz Capital Investments, LLC, share voting and investment control over the shares held by Hartz Capital Investments, LLC. Each of Messrs. Bangs and Schindel disclaims beneficial ownership of all of such shares. The address of Hartz Capital Investments, LLC is 400 Plaza Drive, Secaucus, NJ 07094.

(10)
Philip Frey in his capacity as trustee of the Frey Living Trust has the sole power to vote and dispose of the shares held by the Frey Living Trust. The address of the Frey Living Trust is 5005 SE Williams Way, Stuart, FL 34997.

(11)
Geraldine Houghton in her capacity as trustee of the Houghton Dental Corporation Profit Sharing Plan has the sole power to vote and dispose of the shares held by the Houghton Dental Corporation Profit Sharing Plan. The address of the Houghton Dental Corporation Profit Sharing Plan is 2871 Pinta Court, Perris, CA 92571.

(12)	Robert W. Finley has the sole power to vote and dispose of the shares held by Robert W. Finley. The address of Robert W. Finley is 11 Palermo Walk, Long Beach, CA 90803.

(13)
Herman Petker and Beverly Petker in their capacity as trustees of the Petker Charitable Remainder Trust have shared power to vote and dispose of the shares held by the Petker Charitable Remainder Trust. The address of the Petker Charitable Remainder Trust is 23522 Via Alondra, Coto de Caza, CA 92679.

(14)	Greg and Leslie Otto have the shared power to vote and dispose of the shares held by Greg and Leslie Otto. The address of Greg and Leslie Otto is 13050 Mindanoa Way, #1, Marina Del Rey, CA 90292.

(15)	Jim Loeffelbein has the sole power to vote and dispose of the shares held by Jim Loeffelbein. The address of Jim Loeffelbein is 10380 W. 179th Street, Bucyrus, KS 66013.

(16)
John Loeffelbein in his capacity as a Managing Member of Coal Creek Energy LLC has the sole power to vote and dispose of the shares held by Coal Creek Energy LLC. The address of Coal Creek Energy LLC is 17871 S. Cody Street, Olathe, KS 66062.

PLAN OF DISTRIBUTION

The common stock is being registered to permit public secondary trading of these securities by the selling stockholders from time to time after the date of this prospectus.  We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus.  We will not receive any of the proceeds from the offering of the common stock by the selling stockholders.

We have been advised by the selling stockholders that the selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales.  The selling stockholders may also make private sales directly or through a broker or brokers.  Alternatively, the selling stockholders may from time to time offer the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the common stock for whom they may act as agent.  The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of such common stock less discounts and commissions, if any.

The common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.  These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.  These transactions may include block transactions or crosses.  Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.  In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell the common stock short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers or others that in turn may sell such securities.  The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and if a selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such selling stockholder’s pledged common stock from time to time pursuant to this prospectus.  The selling stockholders also may transfer and donate shares of the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus.  The selling stockholders may sell short the common stock and may deliver this prospectus in connection with such short sales and use the shares of the common stock covered by the prospectus to cover such short sales.  In addition, any shares of the common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption.

At the time a particular offering of shares of the common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of the common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person.  Furthermore, Regulation M under the Securities Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution.  All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) January 3, 2013 and (b) the date all common stock covered by this prospectus has been sold or otherwise transferred pursuant to a registration statement or otherwise.

LEGAL MATTERS

The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Jackson Walker L.L.P., San Antonio, Texas.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting, incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The historical reserve information prepared by DeGolyer and MacNaughton included or incorporated by reference in this prospectus has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov.  You may also read and copy any document we file at the SEC’s public reference rooms located at 100 F. Street, N.E., Washington D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Also, using our website, www.abraxaspetroleum.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports.  Information on our website is not incorporated by reference in this prospectus.  Access to those electronic filings is available as soon as practical after filing with the SEC.  You may also request a copy of those filings, including exhibits, at no cost by writing or telephoning our principal executive office, which is:

18803 Meisner Drive
San Antonio, Texas 78258
Attn: Investor Relations
(210) 490-4788

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities offered hereby.  As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC.  You may refer to the registration statement, exhibits and schedules for more information about us and such securities.  The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet website.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents.  The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.  The following documents that we have filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on February 24, 2009;

•	Our Notification on Form 12b-25 filed with the Commission on May 11, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 14, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Commission on August 10, 2009;

•
Our Current Report on Form 8-K filed with the Commission on January 20, 2009, March 19, 2009, May 6, 2009, May 7, 2009, June 23, 2009, July 2, 2009, July 21, 2009, August 3, 2009, August 17, 2009, September 1, 2009 and October 7, 2009; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on July 24, 2008, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or has furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document.  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

GLOSSARY OF TERMS

Unless otherwise indicated in this prospectus, gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit.  Gas equivalents are determined using the ratio of six Mcf of gas to one barrel of oil, condensate or NGLs.

The following definitions shall apply to the technical terms used in this prospectus.

Terms used to describe quantities of oil and gas

“Bbl” – barrel or barrels.

“Bcf” – billion cubic feet of gas.

“Bcfe” – billion cubic feet of gas equivalent.

“Boe” – barrels of oil equivalent.

“Boepd” – barrels of oil equivalent per day

“MBbl” – thousand barrels.

“MBoe” – thousand barrels of oil equivalent

“Mcf” – thousand cubic feet of gas.

“Mcfe” – thousand cubic feet of gas equivalent.

“MMBbls” – million barrels.

“MMbtu” – million British Thermal Units.

“MMcf” – million cubic feet of gas.

“MMcfe” – million cubic feet of gas equivalent.

“MMcfepd” – million cubic feet of gas equivalent per day.

“MMcfpd” – million cubic feet of gas per day.

Terms used to describe our interests in wells and acreage

“Developed acreage” means acreage which consists of acres spaced or assignable to productive wells.

“Gross” oil and gas wells or “gross” wells or acres is the number of wells or acres in which we have an interest.

“Net” oil and gas wells or “net” acres are determined by multiplying “gross” wells or acres by our working interest in such wells or acres.

“Productive” well means an exploratory or a development well that is not a dry hole.

“Undeveloped acreage” means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

Terms used to assign a present value to or to classify our reserves

“Proved reserves” or “reserves” means oil and gas, condensate and NGLs on a net revenue interest basis, found to be commercially recoverable.

“Proved undeveloped reserves” includes those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

“PV-10” means estimated future net revenue, discounted at a rate of 10% per annum, before income taxes and with no price or cost escalation or de-escalation in accordance with guidelines promulgated by the SEC.

“Standardized Measure” means estimated future net revenue, discounted at a rate of 10% per annum, after income taxes and with no price or cost escalation, calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities.”

Terms used to describe costs

“DD&A” means depletion, depreciation and amortization.

“LOE” means lease operating expenses and production taxes.

Terms used to describe types of wells

“Development well” means a well drilled within the proved area of oil or gas reservoir to the depth of stratigraphic horizon (rock layer or formation) known to be productive for the purpose of extraction of proved oil and gas reserves.

“Dry hole” means an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil and gas well.

“Exploratory well” means a well drilled to find and produce oil and gas in an unproved area, to find a new reservoir in a field previously found to be producing oil and gas in another reservoir, or to extend a known reservoir.

“Productive wells” mean producing wells and wells capable of production.

“Service well” is a well used for water injection in secondary recovery projects or for the disposal of produced water.

Other terms

“EBITDAX” means consolidated net income plus interest expense, oil and gas exploration expenses, taxes, depreciation, amortization, depletion and other non-cash charges including non-cash charges resulting from the application of SFAS 123R (which relates to stock-based compensation), SFAS 133 (which relates to derivative instruments and hedging activities) and SFAS 143 (which relates to asset retirement obligations) plus all realized net cash proceeds arising from the settlement or monetization of any hedge contracts or upon the termination of any hedge contract minus all non-cash items of income which were included in determining consolidated net income, including all non-cash items resulting from the application of SFAS 133 and SFAS 143.

“NGL” means natural gas liquid.

“NYMEX” means the New York Mercantile Exchange.